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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER : 0-26954
CUSIP NUMBER:     14983Y-10-7

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: December 31, 2000

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A

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PART I - REGISTRANT INFORMATION


Full Name of Registrant        CD&L, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)  80 Wesley Street
City, State and Zip Code                                   South Hackensack,
                                                           New Jersey 07606

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PART II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         CD&L, Inc. (the "Company") is unable to file its annual report on Form 10-K for the year ended December 31, 2000 within the time period prescribed for such report without unreasonable effort or expense. The Company is currently in negotiations with its lenders for modifications to its existing credit facilities. The Company expects to have finalized documents within the time-frame granted for filing the Company's report on Form 10-K by Rule 12b-25(b).

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

    Russell J. Reardon, Chief Financial Officer     (201)          487-7740
    -------------------------------------------  -----------  ------------------
               (Name and Title)                  (Area Code)  (Telephone Number)

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(2) Have all other periodic reports required under Sections 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Operating income, on a comparable basis, for the year ended December 31, 2000 will be approximately $9,000,000 lower than the operating income reported for the year ended December 31, 1999. The fourth quarter operating income, on a comparable basis, for the quarter ended December 31, 2000 will be approximately $4,000,000 lower than the operating income reported for the fourth quarter ended December 31, 1999. This variance is due to both an erosion of profit margin as well as increased selling, general and administrative expenses. The increase in cost of revenue is mainly due to increased labor, insurance and vehicle operating costs. The increase in selling, general and administrative expenses is primarily attributable to bad debt expense recorded as a result of a previous customer filing for bankruptcy protection, increased professional fees and the accrual of reserves in relation to certain legal actions pending against the Company.

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                                CD&L, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001                  By:    /s/ Russell J. Reardon
                                      Name:  Russell J. Reardon
                                      Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION-------------------------------------

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
   (ss. 232.13(b) of this chapter).